Exhibit 99.3

QUANTASING GROUP LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: QSG)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

to Be Held on November 6, 2025

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of QuantaSing Group Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares and Class B ordinary shares of the Company, par value US$0.0001 per share (collectively, the “Ordinary Shares”) to be exercised at the Extraordinary General Meeting of the Company (the “EGM”) to be held at 13/F, Building D, Ronsin Technology Center, Chaoyang District, Beijing, China on November 6, 2025 at 3:00 P.M. (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “EGM Notice”).

At the EGM, shareholders will be asked to consider and vote upon the following proposals:

1.	By way of special resolutions:

a)	THAT the Company’s name be changed from QuantaSing Group Limited to Here Group Limited; and

b)	THAT 奇梦岛集团有限公司 be adopted as the dual foreign name of the Company

2.	By way of a special resolution:

THAT subject to the approval of Resolution 1, the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in the entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association the (“Third Amended and Restated M&AA”) in the form attached as Annex A hereto.

Only the holders of record of the Ordinary Shares at the close of business on October 2, 2025 (the “Record Date”) are entitled to notice of and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Underlying Ordinary Shares represented by the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. One ADS represents three Class A ordinary shares. Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through Citibank, N.A., the depositary of the Company’s ADS program.

The quorum of the EGM is one or more shareholder present in person or by proxy, representing not less than a majority of all votes attaching to our issued and outstanding shares entitled to attend and vote at the general meeting.

Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote such Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he has indicated he will vote the Ordinary Shares FOR the proposed resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to its principal executive offices at  2/F, Building D, Ronsin Technology Center, Chaoyang District, Beijing, People’s Republic of China, or (ii) by voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s principal executive offices (to the attention of: Dong Xie) at 2/F, Building D, Ronsin Technology Center, Chaoyang District, Beijing, People’s Republic of China as soon as possible so that it is received by the Company not less than 48 hours before the time appointed for holding the EGM.

QUANTASING GROUP LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: QSG)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING
to Be Held on November 6, 2025
(or any adjourned or postponed meeting thereof)

I/We________________________________________________________________[insert name] of_____________________________________________________________________[insert address] being the registered holder of ____________________ Class ___ ordinary shares1, par value US$0.0001 per share, of QuantaSing Group Limited (the “Company”) hereby appoint the Chairman of the Extraordinary General Meeting (the “Chairman”)2 or _____________________________________ of _________________________________________________________________________________ as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 13/F, Building D, Ronsin Technology Center, Chaoyang District, Beijing, People’s Republic of China, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, in his or her discretion3.

RESOLUTION 1:	By way of special resolutions:

	a)	THAT the Company’s name be changed from QuantaSing Group Limited to Here Group Limited; and

	b)	THAT 奇梦岛集团有限公司 be adopted as the dual foreign name of the Company.

o FOR	o AGAINST	o ABSTAIN

RESOLUTION 2:	THAT subject to the approval of Resolution 1, the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in the entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association the (“Third Amended and Restated M&AA”) in the form attached as Annex A to the EGM Notice.

o FOR	o AGAINST	o ABSTAIN

Dated ______________________, 2025	Signature(s)[4]

1.	Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number or class is inserted, this Form of Proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Extraordinary General Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairman acts as proxy and is entitled to exercise his discretion, he has indicated his intent to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any amendment to the resolution referred to in the EGM Notice which has been properly put to the EGM.

4.	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.